                                                                    Exhibit 99.1

                                                          [LOGO] Bank of Bermuda

              Bank of Bermuda Announces Second Quarter 2002 Results

(Hamilton, Bermuda, 22 July 2002) - Bank of Bermuda (Nasdaq:BBDA; BSX:BOB) today announced second quarter diluted earnings per share on a U.S. GAAP basis of $0.65. Prior year U.S. GAAP earnings for the same quarter were $0.10 per share and reflected a number of one-time items(1), principally the net cost of litigation settlement. Excluding these one-time items, results from core operations in the year-ago quarter were $0.85 per share.

Edward H. Gomez, Chief Financial Officer, commented: "The economic climate continues to present us with difficult conditions. The weak equity markets challenge both asset-based and transaction-driven revenues, while very low interest rates continue to dampen interest earnings. Revenues before investment income were 2% down from the same quarter last year due to lower net interest earnings. However, the quarter's results also reflect some positive underlying trends. Fee revenues were up 6% from a year ago as we continue to see demand for our services and augment our client base. Our largest business, Global Fund Services, reported another quarter of fee revenue growth as new business more than offset the effect of stock market declines. We are maintaining our tight discipline over discretionary spending and achieved a 4% reduction in core operating expenses from a year ago. Our trading portfolio, which is accounted for on a mark-to-market basis, incurred a loss in the quarter that was partly offset by higher interest income as the yield curve steepened. This portfolio continues to perform above benchmark on both a year-to-date and since-inception basis."

Chief Executive Officer, Henry B. Smith, added: "Given the very demanding operating environment, the increase in fee revenue in the quarter is a particular achievement and indicates

                                 Press Release
a sound foundation. Clearly, we continue to be challenged by economic conditions. Nonetheless, we are maintaining our focus on improving our infrastructure and building our core businesses."

Quarter ended 30 June 2002 compared with Quarter ended 30 June 2001

Total operating revenues for the quarter were $106.1 million, compared with $116.5 million for second quarter 2001. Non-interest income was $66.8 million, up 6% from a year ago, and represented 63% of total operating revenues.

Global Fund Services fees, the largest component of non-interest income, were $32.2 million, compared with $29.5 million a year earlier. All geographic regions generated growth with the most notable rise in the Far East, which generated $1.6 million of the increase, driven largely by strong growth in Mandatory Provident Fund assets. New business from our target alternative fund market led to net revenue increases in New York, Dublin and Luxembourg.

Private trust fees were $7.8 million for the quarter, down 2% from the second quarter of 2001, due to weakness in client asset values. Investment services fees were 5% higher than the year-ago quarter at $10.6 million as a result of the continued growth of the All-Points Corporate Money Fund, partly reduced by lower execution services fees. Assets in Bank of Bermuda's range of mutual fund products totalled $6.3 billion at 30 June 2002, compared with $5.5 billion at 30 June 2001.

Foreign exchange earnings, at $10.5 million for the quarter, were 8% higher than $9.7 million for the 2001 second quarter due to higher volumes during a period of increased currency volatility. Banking services fees of $5.9 million were unchanged from a year earlier.

Net interest income for the second quarter was $43.9 million, down 13% or $6.4 million from last year as a result of reductions in both volumes and margins. Interest-earning assets averaged $9.5 billion for the June 2002 quarter, compared with $10.5 billion a year ago, mainly due to lower term liabilities in overseas offices. The net interest margin for the quarter of 1.85% was down from 1.91% in the 2001 second quarter, reflecting the impact of the extreme low interest rate environment on margins earned on the reinvestment of free and low interest-bearing balances. Second quarter 2002 interest income included a $1.1 million recovery of accumulated unaccrued interest on a non-performing loan. After excluding this recovery, the net interest margin for the quarter was 1.80%.

Realised and unrealised losses on the trading portfolio totalled $6.7 million in the June 2002 quarter and $0.9 million in the June 2001 quarter. Bank of Bermuda's trading portfolio totalled $1.3 billion at 30 June 2002. This portfolio has an average credit quality of Aaa/AAA and is managed by a third party investment manager in accordance with strict portfolio duration and quality guidelines. This portfolio holds some longer duration assets that are managed to a very short duration using interest rate swaps and futures contracts. The portfolio is accounted for on a mark-to-market basis and all changes in fair value are recognised in earnings as they occur. During the current quarter, changes in the yield curve led to higher interest income and a loss on revaluation of the related hedging instruments. Over the period since inception and year-to-date, the portfolio has produced returns in excess of its performance benchmark. Investment income for the second quarter on the available for sale portfolio was $1.7 million, compared with $4.3 million a year ago.

Operating expenses were $83.9 million, down 4% from core operating expenses a year ago of $87.8 million. Second quarter 2001 core operating expenses excluded a credit of $2.3 million relating to recovery of losses on our credit card processing business and expenses of $2.5 million relating to start-up costs on a cancelled business venture. The reduction in core operating expenses was due largely to lower consulting and legal fees compared with the year ago quarter. Bank of Bermuda continues to closely control discretionary spending while investing as necessary in key resources, most notably people and systems, needed to remain competitive.

In the June 2001 quarter, U.S. GAAP results included a net amount of $29.5 million to reflect the cost to the Bank of the preliminary approved court settlement of the U.S. Cash 4 Titles class action litigation. In 2002, the Bank settled the pending civil action in the Cayman Islands relating to Cash 4 Titles. As well, in the June 2002 quarter, the Bank settled an action brought in the U.S. federal court by investors that purported to opt-out of the previously announced settlement of the U.S. class action. The second quarter settlement was covered by amounts previously provided and there was no resulting net charge or credit in the period. As at June 30, 2002, there was no outstanding litigation relating to Cash 4 Titles involving the Bank or its subsidiaries.

In the June 2002 quarter, Bank of Bermuda purchased 350,900 shares as part of its authorised stock buy-back programme, which permits the repurchase of up to
2.5 million shares.

                                    - Ends -

--------------------------------------------------------------------------------
(1)  Reconciliation of Core Operating Results to U.S. GAAP Results
     -------------------------------------------------------------

                                                                    Quarter ended 30          Quarter ended 30
(In $000's, except per share figures)                                  June 2002                 June 2001
                                                                       ---------                 ---------
                                                                    Net        Diluted        Net       Diluted
                                                                  Income         EPS         Income       EPS
                                                                  ------         ---         ------       ---
U.S. GAAP                                                         20,385        0.65         3,121        0.10
  Non-Core Items:
  Net Provision for Litigation                             (a)        -           -         29,500        0.93
  - Related Adjustment to Performance-Related
    Compensation                                           (b)        -           -         (4,938)      (0.16)
  Cancelled Start-Up Costs                                 (c)        -           -          2,530        0.08
  Non-Core Investment (Income)/Loss                        (d)        -           -           (891)      (0.03)
  FAC                                                      (e)        -           -         (2,300)      (0.07)
                                                         ---------------------------------------------------------
  Core Operating Results                                          20,385        0.65        27,022        0.85
                                                         ---------------------------------------------------------

The above 2001 reconciling items are explained on the indicated pages in the Bank's December 2001 Annual Report: (a) Page 28; (b) Page 28; (c) Page 28 (d) Pages 25 & 26; (e) Page 25

--------------------------------------------------------------------------------
                           Forward Looking Statements

This media release may be deemed to include forward looking statements in that they do not relate strictly to historical facts. These statements often use words such as "anticipate", "expect", "intend", "believe", "prospects", "plan", "goal", "may", or other words of similar meaning. These statements may relate to our future plans, objectives and results and represent only our belief regarding these matters, which, by their very nature, are inherently uncertain and outside our control. Such forward looking statements speak only as of the date they are made and involve certain risks and uncertainties, including worldwide economic conditions; volatility and fluctuations in securities markets, foreign exchange rates, and interest rates; inflation; changes in savings rates and investment behavior; changing pension requirements in target markets; government regulations, including banking regulations; local economic conditions; and competition in the geographic and business areas in which we conduct our operations. These, and other, risks and uncertainties could cause actual results to differ materially from those indicated by forward looking statements. Bank of Bermuda's 2001 Annual Report includes additional information about factors that could affect actual results in the section entitled "Forward Looking Statements".
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Notes to Editors

The Bank's results are stated in accordance with generally accepted accounting principles in the United States.

Bank of Bermuda

Bank of Bermuda is an international financial institution that provides banking, trust, asset management, fund administration and global custody services to its corporate, private and retail clients. Founded in 1889, its global headquarters are in Bermuda, and it has offices or subsidiaries in the Cayman Islands, Cook Islands, Dublin, Guernsey, Hong Kong, Isle of Man, Jersey, Luxembourg, New York, New Zealand, and Singapore. It has representative offices in Bahrain and London.

The Bank is a publicly-traded corporation, listed on the Bermuda Stock Exchange
(BOB) and Nasdaq (BBDA).

Further information on Bank of Bermuda is located on the Internet at www.bankofbermuda.com.

CONFERENCE CALL NOTICE:

The Bank of Bermuda Limited will host an Internet broadcast of its second quarter earnings conference call on Tuesday, July 23, 2002 at 10:00 a.m.
(EDT).The call will be accessible on Bank of Bermuda's Investor Relations home page, at www.bankofbermuda.com/investorrelations/webcast.htm and by toll-free
         ---------------------------------------------------
telephone in the U.S. at (800)-360-9865 and by toll from outside the U.S. at
(973)-694-2225.

A recorded replay of the earnings conference call will be available on the Bank's web site beginning at 12:00 p.m. (EDT) that day.

--------------------------------------------------------------------------------
For more information please contact:
Alison J. Satasi, Head of Investor Relations
Bank of Bermuda
Telephone: (441) 299-6851
Facsimile: (441) 299-6759
E-mail: Investor_Relations@BankofBermuda.com

                                 BANK OF BERMUDA

                                FINANCIAL SUMMARY
                 (Dollars in millions, except per share amounts)

                                                                                                 For the Quarter
                                                                         --------------------------------------------------------
           For the Year                                                                  2001                        2002
----------------------------------                                       ----------------------------------- --------------------
   2000                  2001                                                  2nd        3rd         4th        1st       2nd
----------------------------------                                       ----------------------------------- --------------------
                                  U.S. GAAP Earnings
                                  ------------------
   115.8                 60.1     Net income (in millions)                      3.1       23.9         1.4       26.6       20.4

                                  Earnings per share
                                  ------------------
    3.86                 2.00     -Basic* (a)                                  0.10       0.80        0.04       0.89       0.68
    3.77                 1.91     -Diluted* (a)                                0.10       0.76        0.04       0.85       0.65
------------------------------                                           ----------------------------------  --------------------

                                  Core Operating Results(b)
                                  -------------------------
                                  (dollars in millions)
   247.2                257.0     Non-interest income                          63.1       62.9        67.5       63.7       66.8
   204.1                195.0     Net interest income, after provision
                                   for loan losses                             50.0       45.9        45.6       43.2       44.2
     2.9                 (0.9)    Investment income                             3.4        1.4        (7.4)      (1.5)      (5.0)
------------------------------                                           ----------------------------------  --------------------
   454.2                451.1         Core revenues                           116.5      110.2       105.7      105.4      106.0

   318.6                339.2     Core operating expenses                      87.8       80.9        87.1       79.8       83.9
     7.2                  6.8     Income taxes                                  1.7        2.0         1.0        2.2        1.7
------------------------------                                           ----------------------------------  --------------------
   128.4                105.1         Core operating earnings                  27.0       27.3        17.6       23.4       20.4
==============================                                           ==================================  ====================

                                  Core operating earnings per share

    4.28                 3.51     -Basic* (a)                                  0.90       0.91        0.59       0.78       0.68
    4.18                 3.35     -Diluted* (a)                                0.85       0.87        0.57       0.75       0.65

------------------------------                                           ----------------------------------  --------------------
    21.5%                16.6%    Return on Equity (c)                         17.1%      17.2%       11.1%      14.6%      12.5%
------------------------------                                           ----------------------------------  --------------------


                                  Stock Price / Dividend Ratios

    1.37                 0.98     Cash dividends per share*                    0.25       0.24        0.25       0.27       0.27
   36.3%                51.3%     Dividend payout ratio (d)                  250.0%      31.6%      625.0%      31.8%      41.5%
   41.36                48.00     Closing stock price*                        45.45      36.36       48.00      44.15      44.75
   20.90                21.04     Book value per share*                       20.90      21.37       21.04      21.70      22.07

--------------------------------------------------------------------------------------------------------------------------------

* Prior period per share data have been restated to reflect the 1-for-10 stock dividend paid to shareholders of record on December 31, 2001.

(a) Basic earnings per share is the result of dividing earnings by the average number of common shares outstanding. Diluted earnings per share is computed in accordance with the Treasury Stock method for dilutive securities as set out is SFAS 128.

(b) A reconciliation between U.S. GAAP Net Income and Core Earnings is shown on page (3).

(c) Return on average common equity has been calculated using Core Operating Earnings. Quarterly amounts have been annualised based on the average of quarter-end balances.

(d) Dividend payout ratio has been calculated based on cash dividends per share divided by diluted net income per share (US GAAP Net Income).

                                                               BANK OF BERMUDA
                                                 CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)
                                                            (Dollars in thousands)


                                                                                            For the Quarter
                                                                    --------------------------------------------------------------
   For the Year                                                                     2001                          2002
------------------------                                            ------------------------------------   -----------------------
 2000          2001                                                     2nd         3rd         4th           1st         2nd
------------------------                                            ------------------------------------   -----------------------

                           Revenue
                           Non-interest income
    103,062     117,682      Global fund services                        29,488      29,343      30,817        31,012      32,182
     30,076      30,427      Trust and related services                   7,966       7,227       7,186         7,770       7,818
     46,166      40,736      Investment services                         10,086       9,748      10,622        10,410      10,601
     42,091      42,394      Foreign exchange earnings                    9,654       9,966      10,776         9,407      10,469
     25,272      24,395      Banking services                             5,926       6,714       6,729         5,304       5,860
        552       1,343      Other non-interest income                      (53)       (122)      1,417          (177)       (105)
------------------------                                            ------------------------------------   -----------------------
    247,219     256,977        Total Non-Interest Income                 63,067      62,876      67,547        63,726      66,825
------------------------                                            ------------------------------------   -----------------------

    205,004     197,674    Net interest income                           50,387      47,801      46,380        42,921      43,941
      2,641       2,662    Provision for loan losses                        339       1,898         764          (306)       (287)
------------------------                                            ------------------------------------   -----------------------
    202,363     195,012    Net interest income after loan losses         50,048      45,903      45,616        43,227      44,228
     (8,234)     (8,181)   Investment and other income/(loss)             6,607        (738)    (15,795)       (1,517)     (4,998)
------------------------                                            ------------------------------------   -----------------------
    441,348     443,808        Total Revenue                            119,722     108,041      97,368       105,436     106,055
------------------------                                            ------------------------------------   -----------------------

                           Operating Expenses

    161,062     161,359    Salaries                                      37,894      40,555      39,608        45,153      44,937
     51,530      51,858    Pension and staff benefits                    13,559      14,041      10,848        12,911      13,727
     26,969      28,613    Property                                       6,748       7,222       7,899         6,709       6,799
     35,644      39,800    Systems and communications                    11,660       9,722      10,260         9,369      10,325
     44,710      95,330    Corporate, marketing, and other               44,989      10,643      26,337         2,500       8,122
------------------------                                            ------------------------------------   -----------------------
    319,915     376,960        Total Operating Expenses                 114,850      82,183      94,952        76,642      83,910
------------------------                                            ------------------------------------   -----------------------

    121,433      66,848    Net income from operations, before taxes       4,872      25,858       2,416        28,794      22,145

      7,185       6,771    Income taxes from operations                   1,751       1,970       1,041         2,175       1,760
------------------------                                            ------------------------------------   -----------------------

    114,248      60,077    Net income from operations, after taxes        3,121      23,888       1,375        26,619      20,385
------------------------                                            ------------------------------------   -----------------------

      1,517           -    Cumulative effect of a change in
                            accounting principle                              -           -           -             -          -
------------------------                                            ------------------------------------   ------------------------

    115,765      60,077    U.S. GAAP Net Income                           3,121      23,888       1,375        26,619     20,385
========================                                            ====================================   ========================

                                 BANK OF BERMUDA

                                OPERATING RESULTS
                             (Dollars in thousands)

                                                                                                   For the Quarter
                                                                            -------------------------------------------------------
        For the Year                                                                          2001                     2002
---------------------------                                                 ---------------------------------- --------------------
  2000              2001                                                           2nd        3rd       4th        1st       2nd
---------------------------                                                 ---------------------------------- --------------------
                             Revenue
                             Non-interest Income
  103,062          117,682     Global fund services                                29,488    29,343    30,817     31,012    32,182
   30,076           30,427     Trust and related services                           7,966     7,227     7,186      7,770     7,818
   46,166           40,736     Investment services                                 10,086     9,748    10,622     10,410    10,601
   42,091           42,394     Foreign exchange earnings                            9,654     9,966    10,776      9,407    10,469
   25,272           24,395     Banking services                                     5,926     6,714     6,729      5,304     5,860
      552            1,343     Other non-interest income                              (53)     (122)    1,417       (177)     (105)
---------------------------                                                 ---------------------------------- --------------------
  247,219          256,977       Total Non-Interest Income                         63,067    62,876    67,547     63,726    66,825
---------------------------                                                 ---------------------------------- --------------------

  205,004          197,674   Net interest income                                   50,387    47,801    46,380     42,921    43,941
      941            2,662   Provision for loan losses                                339     1,898       764       (306)     (287)
---------------------------                                                 ---------------------------------- --------------------
  204,063          195,012   Net interest income after loan losses                 50,048    45,903    45,616     43,227    44,228
     (919)          (6,538)  Investment income - trading portfolio                   (921)   (1,134)   (5,732)    (2,233)   (6,716)
    3,850            5,672   Investment income - available for sale
                              portfolio                                             4,337     2,532    (1,693)       716     1,718
---------------------------                                                 ---------------------------------- --------------------
  454,213          451,123       Total Core Operating Revenues                    116,531   110,177   105,738    105,436   106,055
---------------------------                                                 ---------------------------------- --------------------

                             Operating Expenses

  161,062          170,379   Salaries                                              42,832    40,193    44,052     42,944    44,937
   51,530           54,607   Pension and staff benefits                            13,556    13,560    14,081     12,911    13,727
   26,969           27,615   Property                                               6,706     7,063     7,102      6,709     6,799
   35,644           39,612   Systems and communications                            11,528     9,815    10,111      9,369    10,325
   43,410           47,009   Corporate, marketing, and other                       13,136    10,293    11,726      7,953     8,122
---------------------------                                                 ---------------------------------- --------------------
  318,615          339,222       Core Operating Expenses                           87,758    80,924    87,072     79,886    83,910
---------------------------                                                 ---------------------------------- --------------------

  135,598          111,901   Core operating earnings, before taxes                 28,773    29,253    18,666     25,550    22,145

    7,185            6,771   Income taxes from operations                           1,751     1,970     1,041      2,175     1,760
---------------------------                                                 ---------------------------------- --------------------

  128,413          105,130   Core operating earnings, after taxes                  27,022    27,283    17,625     23,375    20,385
---------------------------                                                 ---------------------------------- --------------------


                                    Reconciliation to U.S. GAAP net income
                                    --------------------------------------
  128,413          105,130          Core income from operations, after taxes       27,022    27,283    17,625     23,375    20,385
   (7,165)          (9,615)      (a)Non-core investment income/(loss)                 891    (2,136)   (8,370)         -         -
   (7,000)           2,300       (b)FAC                                             2,300         -         -          -         -
        -          (43,437)      (c)Net provision for litigation                  (29,500)        -   (13,937)     5,453         -
                                    Adjustments to performance-related
        -            9,330       (d)compensation due to litigation                  4,938         -     4,392       (709)        -
        -            4,068       (e)Pension credit                                      -         -     4,068          -         -
        -                -       (f)Restructuring charge                                -         -         -     (1,500)        -
        -           (7,699)      (g)Cancelled start-up costs                       (2,530)   (1,259)   (2,403)         -         -
    1,517                -          Cumulative effect of a change in
                                     accounting principle                               -         -         -          -         -

---------------------------                                                 ---------------------------------- --------------------
  115,765           60,077          U.S. GAAP Net Income                            3,121    23,888     1,375     26,619    20,385
===========================                                                 ================================== ====================


-----------------------------------------------------------------------------------------------------------------------------------

       The above 2001 non-core items are explained on the indicated pages in the Bank's December 2001 Annual Report:
(a)    Pages 25 & 26
(b)    Page 25
(c)    Page 28
(d)    Page 28
(e)    Page 27
(f)    Redundancy costs in connection with restructuring of Cayman office.
(g)    Page 28

                                 BANK OF BERMUDA

                                 PER SHARE DATA
                         (Dollars, shares in thousands)


                                                                                                For the Quarter
                                                                            ------------------------------------------------------
     For the Year                                                                        2001                       2002
---------------------                                                       ----------------------------- ------------------------
   2000        2001                                                            2nd      3rd        4th          1st         2nd
---------------------                                                       ----------------------------- ------------------------
                       Reconciliation of Core and U.S. GAAP Diluted EPS
                       ------------------------------------------------
     4.18       3.35   Core income from operations, after taxes                0.85       0.87      0.57         0.75        0.65
    (0.23)     (0.31)  Non-core investment income / (loss)                     0.03      (0.07)    (0.27)           -           -
    (0.23)      0.07   FAC                                                     0.07          -         -            -           -
        -      (1.38)  Net provision for litigation                           (0.93)         -     (0.45)        0.17           -
        -       0.30   Adjustments to Performance-Related Compensation
                        due to Litigation                                      0.16          -      0.14        (0.02)          -
                            re Litigation cost

        -       0.13   Pension credit                                             -          -      0.13            -           -
        -          -   Restructuring charge                                       -          -         -        (0.05)          -
        -      (0.25)  Cancelled start-up costs                               (0.08)     (0.04)    (0.08)           -           -
     0.05          -   Cumulative effect of a change in accounting principle      -          -         -            -           -
---------------------                                                       ----------------------------- ------------------------
     3.77       1.91      Net Income - U.S.GAAP                                0.10       0.76      0.04         0.85        0.65
---------------------                                                       ----------------------------- ------------------------


                       Core Operating Earnings per Share*

     4.28       3.51   -Basic (a)                                              0.90       0.91      0.59         0.78        0.68
     4.18       3.35   -Diluted (a)                                            0.85       0.87      0.57         0.75        0.65

                       U.S. GAAP Earnings per Share*

     3.86       2.00   -Basic* (a)                                             0.10       0.80      0.04         0.89        0.68
     3.77       1.91   -Diluted* (a)                                           0.10       0.76      0.04         0.85        0.65
---------------------                                                       ----------------------------- ------------------------


                       Average Shares Outstanding*

   29,969     29,977   -Basic                                                30,017     29,925    29,975       29,926      29,814
   30,734     31,386   -Diluted                                              31,629     31,260    31,212       31,241      31,215

     1.37       0.98   Cash dividends per share*                               0.25       0.24      0.25         0.27        0.27

    41.36      48.00   Closing stock price*                                   45.45      36.36     48.00        44.15       44.75



----------------------------------------------------------------------------------------------------------------------------------

* Prior period per share data and average common share amounts have been restated to reflect the 1-for-10 stock dividend paid to shareholders of record on December 31, 2001.

(a) Basic earnings per share is the result of dividing earnings by the average number of common shares outstanding. Diluted earnings per share is computed in accordance with the Treasury Stock method for dilutive securities as set out is SFAS 128.

                                 Bank of Bermuda
                           Consolidated Balance Sheet
                 (Dollars in millions, except per share amounts)



                                                                        ----------------------------------------------------------
   For the Year                                                                                                       2002
-----------------------                                                 ----------------------------------- ----------------------
    2000        2001                                                         2nd          3rd        4th          1st       2nd
-----------------------                                                 ----------------------------------- ----------------------
                         Assets
    4,850.3    3,570.0   Cash and Deposits with Banks                      4,976.8      3,818.9    3,570.0      4,255.1   4,013.3
    4,693.8    5,467.9   Marketable Securities                             4,607.3      4,865.7    5,467.9      4,495.6   4,529.7
    1,514.0    1,477.6   Loans, Less Allowance for Loan Losses             1,556.0      1,398.6    1,477.6      1,745.5   1,714.5
      137.3      139.1   Premises and Equipment                              135.8        136.6      139.1        138.3     140.2
       73.4       36.2   Accrued Interest                                     46.1         42.3       36.2         35.0      32.2
      105.0      117.3   Other assets                                        221.3        183.9      117.3        124.8     128.3
-----------------------                                                 ----------------------------------- ----------------------
   11,373.8   10,808.1            Total Assets                            11,543.3     10,446.0   10,808.1     10,794.3  10,558.2
=======================                                                 =================================== ======================

                         Liabilities
                         Customer deposits
    5,208.5    5,356.8     Demand                                          5,551.2      4,771.9    5,356.8      5,840.2   5,698.1
    5,301.4    4,586.6     Term                                            5,062.5      4,762.0    4,586.6      4,097.5   3,943.0
-----------------------                                                 ----------------------------------- ----------------------
   10,509.9    9,943.4       Total customer deposits                      10,613.7      9,533.9    9,943.4      9,937.7   9,641.1
       39.3       17.7   Accrued interest                                     26.5         21.8       17.7         13.5      15.3
      198.2      217.7   Other liabilities                                   274.5        248.5      217.7        194.2     248.6
-----------------------                                                 ----------------------------------- ----------------------
   10,747.4   10,178.8       Total Liabilities                            10,914.7      9,804.2   10,178.8     10,145.4   9,905.0
-----------------------                                                 ----------------------------------- ----------------------

                         Shareholders' Equity
       27.2       29.9     Common share capital                               27.3         27.3       29.9         29.9      29.6
      304.7      422.2     Share premium                                     304.2        301.6      422.2        420.8     405.9
        0.6      (20.3)    Accumulated other comprehensive income            (16.7)       (17.3)     (20.3)       (17.7)    (10.4)
      293.9      197.5     Retained earnings                                 313.8        330.2      197.5        215.9     228.1
-----------------------                                                 ----------------------------------- ----------------------
      626.4      629.3       Total shareholders' equity                      628.6        641.8      629.3        648.9     653.2
-----------------------                                                 ----------------------------------- ----------------------
                                 Total Liabilities and Shareholders'
   11,373.8   10,808.1            Equity                                  11,543.3     10,446.0   10,808.1     10,794.3  10,558.2
=======================                                                 =================================== ======================


                         Impaired Assets
       23.4       25.7   Loans                                                24.8         24.9       25.7         22.7      22.6
                         Related reserves
        9.5        7.5   - Specific                                            7.8          7.0        7.5          6.6       5.8
       16.5       20.1   - General                                            18.5         20.0       20.1         20.4      21.1
-----------------------                                                 ----------------------------------- ----------------------
       26.0       27.6       Total                                            26.3         27.0       27.6         27.0      26.9
=======================                                                 =================================== ======================
        111%       107%  Coverage ratio                                        106%         109%       107%         119%      119%

        7.0        1.1   Net charge offs **                                   (0.1)         1.2        0.1          0.3      (0.2)
-----------------------                                                 ----------------------------------- ----------------------

                         Capital Ratios
       14.1%      15.3%  Tier I                                               14.3%        16.3%      15.3%        14.7%     14.8%
       14.5%      15.8%  Total capital                                        14.7%        16.9%      15.8%        15.2%     15.3%

                         Share Price *
      41.77      50.23   High                                                50.23        46.82      48.00        48.00     50.00
      22.07      34.55   Low                                                 42.73        34.55      36.82        43.00     43.50
      41.36      48.00   Period End                                          45.45        36.36      48.00        44.15     44.75

----------------------------------------------------------------------------------------------------------------------------------

* Prior period per share data have been restated to reflect the 1-for-10 stock dividend paid to shareholders of record on December 31, 2001.

**   Net of recoveries

                                 BANK OF BERMUDA
                              Average Balance Sheet
                              (Dollars in millions)

          For the Year
------------------------------------
      2000               2001
------------------------------------
 Average   Average  Average  Average
 Balance    Rate    Balance   Rate

                                             Assets
   4,239    5.48%    4,090    3.89%         Deposits with banks
                                            Marketable securities
   3,425    6.86%    4,105    4.66%           - AFS  (interest earning)
     548    6.10%      623    5.24%           - Trading
                                            Loans
   1,204    8.22%    1,162    7.19%           Bermuda
     445    7.30%      321    6.43%           International
------------------------------------
   9,861    6.41%   10,301    4.73%         Total Interest Earning Assets
------------------------------------

      37                37                  Cash due from banks
                                            Marketable securities
     193               123                    - AFS non-interest earning
     344               366                  Other assets
------------------------------------
  10,435            10,827                    Total Assets
====================================


                                             Liabilities
                                            Customer deposits
   1,981    3.21%    2,273    1.73%           Bermuda       - Demand
   2,976    5.47%    2,706    3.58%                         - Term
   2,193    3.79%    2,221    2.42%           International - Demand
   2,141    5.49%    2,485    4.01%                         - Term
------------------------------------
   9,291    4.60%    9,685    2.99%         Total interest bearing deposits
       2    8.33%        1    0.00%         Securities lending agreements
------------------------------------
   9,293    4.60%    9,686    2.99%         Total interest bearing deposits

     229               221                  Non interest bearing deposits
     304               274                  Other liablilities
     609               646                  Shareholders' Equity
------------------------------------
  10,435            10,827                    Total Liab. & Shareholders' Equity
====================================


                                            Net Interest Margin
            6.41%             4.73%           Interest income / Earning assets
            4.33%             2.81%           Interest expense / Earning assets
         ---------         ---------
            2.08%             1.92%           Net Interest Margin
         =========         =========

--------------------------------------------------------------------------------

                                                           BANK OF BERMUDA
                                                        Average Balance Sheet
                                                        (Dollars in millions)

                                                                          For the Quarter
                                       -----------------------------------------------------------------------------------------
                                                             2001                                           2002
                                       -------------------------------------------------------- --------------------------------
                                       ----------------------------------------------------    ---------------------------------
                                           2nd                3rd               4th                1st               2ND
                                       ----------------------------------------------------    ---------------------------------
                                       Average  Average  Average  Average  Average  Average   Average  Average  Average  Average
                                       Balance   Rate    Balance   Rate    Balance   Rate     Balance   Rate    Balance   Rate

 Assets
Deposits with banks                     4,400    4.01%    4,455    3.38%    3,274    2.72%     2,520    2.58%    3,452    2.25%
Marketable securities
  - AFS  (interest earning)             4,055    5.04%    4,149    4.11%    4,244    3.24%     3,988    2.52%    3,060    2.67%
  - Trading                               530    6.05%      517    6.14%      900    4.21%     1,319    4.14%    1,326    4.09%
Loans
  Bermuda                               1,169    7.55%    1,150    6.86%    1,145    6.34%     1,244    5.96%    1,262    6.13%*
  International                           358    5.60%      293    5.42%      280    4.88%       351    3.88%      436    3.65%
                                       ----------------------------------------------------    ---------------------------------
Total Interest Earning Assets          10,512    4.96%   10,564    4.24%    9,843    3.56%     9,422    3.27%    9,536    3.22%
                                       ----------------------------------------------------    ---------------------------------

Cash due from banks                        35                36                22                 30                50
Marketable securities
  - AFS non-interest earning              125               116               101                100                97
Other assets                              358               399               372                390               353
                                       ----------------------------------------------------    ---------------------------------
  Total Assets                         11,030            11,115            10,338              9,942            10,036
                                       ====================================================    =================================


 Liabilities
Customer deposits
  Bermuda       - Demand                2,099    2.10%    2,888    1.79%    2,001    0.92%     2,208    0.85%    2,274    0.82%
                - Term                  2,885    4.45%    2,380    3.17%    2,680    2.54%     2,221    2.16%    2,493    2.16%
  International - Demand                2,261    2.66%    2,257    2.11%    2,195    1.27%     2,136    0.98%    2,373    0.95%
                - Term                  2,581    3.42%    2,438    3.42%    2,355    2.22%     2,071    2.20%    1,706    2.07%
                                       ----------------------------------------------------    ---------------------------------
Total interest bearing deposits         9,826    3.27%    9,963    2.59%    9,231    1.81%     8,636    1.54%    8,846    1.47%
Securities lending agreements               1    0.00%        2    0.00%        -    0.00%        17    2.58%       31    2.21%
                                       ----------------------------------------------------    ---------------------------------
Total interest bearing deposits         9,827    3.27%    9,965    2.59%    9,231    1.81%     8,653    1.55%    8,877    1.48%

Non interest bearing deposits             225               219               218                246               243
Other liablilities                        305               332               237                383               248
Shareholders' Equity                      673               599               651                660               668
                                       ----------------------------------------------------    ---------------------------------
  Total Liab. & Shareholders' Equity   11,030            11,115            10,337              9,942            10,036
                                       ====================================================    =================================


Net Interest Margin
  Interest income / Earning assets               4.96%             4.24%             3.56%              3.27%             3.22%
  Interest expense / Earning assets              3.05%             2.44%             1.69%              1.42%             1.37%
                                              ---------         ---------         ---------          ---------         ---------
  Net Interest Margin                            1.91%             1.80%             1.87%              1.85%             1.85%*
                                              =========         =========         =========          =========         =========

------------------------------------------------------------------------------------------------------------------------------------

* Quarter 2 of 2002 interest income includes $1.1 million recovery of accumulated unaccrued interest on a non-performing loan in
  Bermuda.  The net interest margin would have been 1.80% without this recovery.


                                 BANK OF BERMUDA

                         CHANGES IN SHAREHOLDERS' EQUITY
                              (Dollars in millions)

                                                                                              For the Quarter
                                                                       -----------------------------------------------------------
       For the Year                                                                      2001                        2002
-------------------------                                              -----------------------------------  ----------------------
  2000           2001                                                        2nd         3rd        4th           1st       2nd
-------------------------                                              -----------------------------------  ----------------------
     535.9         626.4    Balance, beginning of period                       632.7     628.6      641.8         629.4     649.0
     115.8          60.1    Net income                                           3.1      23.9        1.4          26.6      20.4
         -             -    Common shares issued
      20.3             -     - for warrants exercised
       7.1           5.8     - through dividend reinvestment plan                1.5       1.4        1.4           1.4       1.3
       0.7           5.9     - through employee incentive plans                  2.4       0.6        1.6           3.0       1.1

         -         (19.3)   Shares repurchased and cancelled                    (1.0)    (11.0)      (6.2)         (5.8)    (16.0)
     (11.6)          1.9    Common shares held by affiliates                       -       6.4        0.4             -      (1.8)

       5.2         (18.2)   Net unrealised gains/(losses) on available
                             for sale securities                                (2.2)     (5.1)      (1.5)          4.6      (0.5)
     (41.2)        (29.9)   Cash dividends paid                                 (7.5)     (7.5)      (7.4)         (8.2)     (8.1)
      (5.8)         (2.7)   Translation gain/(loss)                             (0.4)      4.5       (1.5)         (2.0)      7.8
         -          (0.6)   Stamp duty on stock dividend                           -         -       (0.6)            -         -
-------------------------                                              -----------------------------------  ----------------------
     626.4         629.4    Balance, end of period                             628.6     641.8      629.4         649.0     653.2
=========================                                              ===================================  ======================